-------------------------------------------------------------------------------
SEC              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-------------------------------------------------------------------------------

                                                         ----------------------
                       UNITED STATES                           OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION          ----------------------
                  OMB Number:  3235-0145                 Expires: December
                   WASHINGTON, D.C. 20549
                                                         31, 2005
                                                         ----------------------
                                                         Estimated average
                                                         burden hours per
                                                         response . . . . . 11
                                                         ----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Russ Berrie and Company, Inc.
     ---------------------------------------------------------------------
                                (Name of Company)

                   Common Stock, stated value $0.10 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    782233100
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

              Mathew Hoffman, Esq.             Eleazer Klein, Esq.
        Prentice Capital Management, LP      Schulte Roth & Zabel LLP
         623 Fifth Avenue, 32nd Floor            919 Third Avenue
             New York, NY 10022                 New York, NY 10022
              (212) 756-8040                      (212) 756-2376

     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 4, 2006
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                        ----------------------
CUSIP NO.  782233100                                     PAGE 2 OF 10 PAGES
---------------------------------                        ----------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Management, LP
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                 (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [  ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            4,399,733
   EACH          --------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      4,399,733
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        4,399,733
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        21.1%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                        ----------------------
CUSIP NO.  782233100                                     PAGE 3 OF 10 PAGES
---------------------------------                        ----------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Zimmerman
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                 (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        WC (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            4,399,733
   EACH          --------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      4,399,733
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        4,399,733
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        21.1%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                        ----------------------
CUSIP NO.  782233100                                     PAGE 4 OF 10 PAGES
---------------------------------                        ----------------------


     This  Schedule  13D is  being  filed by  Prentice  Capital  Management,  LP
("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, stated value $0.10 per share, of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, stated value $0.10 per share, of the Company. The Company's principal executive office is located at 111 Bauer Drive, Oakland, New Jersey 07436.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of Prentice Capital Management and Mr. Zimmerman.

     (b) The address of the principal business office of Prentice Capital Management and Mr. Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

     (c) The principal business of Prentice Capital Management is to serve as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manage investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over Shares reported in this Schedule 13D. The principal business of Mr. Zimmerman is to act as the Managing Member of (i) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (ii) Prentice Capital GP, LLC, the general partner of certain investment funds and (iii) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain other investment funds. As such, he may be deemed to control Prentice Capital Management and the investment funds and managed accounts and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13D.

     (d) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  SCHEDULE 13D

---------------------------------                        ----------------------
CUSIP NO.  782233100                                     PAGE 5 OF 10 PAGES
---------------------------------                        ----------------------


     (e) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Prentice Capital Management is a Delaware limited partnership. Mr. Zimmerman is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 4,399,733 Shares reported in this Schedule 13D were acquired by private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities. The aggregate purchase price for the 4,399,733 Shares was $49,716,982.90. Prentice Capital Management and Mr. Zimmerman do not directly own any Shares. The funds and managed accounts purchased the Shares with their investment capital.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business. The Reporting Persons acquired the securities reported herein because of their belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Consistent with their investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose of, engage in short selling of or any hedging or similar transactions with respect to the Shares or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the market price of such Shares, changes in the Company's operations, business strategy or prospects, or from a sale or merger of the Company and based on other factors including, without limitation, the price levels of the Shares, availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time. Any acquisition or disposition of Shares, or short sales or other hedging transaction with respect to the Shares, by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. The Reporting Persons may take one or more actions set forth under subsections (a) through (j) of Item 4 of
Schedule 13D, subject to any limitations set forth in the Investors' Right Agreement (as defined below). The Reporting Persons may discuss such matters with management or directors of the Company, other shareholders, industry analysts, existing or

                                  SCHEDULE 13D

---------------------------------                        ----------------------
CUSIP NO.  782233100                                     PAGE 6 OF 10 PAGES
---------------------------------                        ----------------------


potential strategic partners or competitors, and investment and financing professionals. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the Shares, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements or otherwise. The Reporting Persons reserve the right to at any time reconsider and change their plans or proposals relating to the foregoing. Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections
(a) through (j) of Item 4 of Schedule 13D.


     Pursuant to an Amended and Restated Stock Purchase Agreement dated as of August 9, 2006 (the "Purchase Agreement"), the Company agreed to sell to entities affiliated with the Reporting Persons (the "Prentice Parties"), 4,399,733 Shares at a price of $11.30 per share. The aggregate purchase price is $49,716,982.90. The closing of the transactions contemplated by the Purchase Agreement occurred on August 10, 2006 (the "Closing Date").


     Pursuant to an Investors' Rights Agreement dated August 10, 2006 (the "Investors' Rights Agreement"), the Company agreed to (i) nominate and facilitate the election of up to two (2) designees of Prentice Capital Management, and (ii) provide certain registration rights to specified persons under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws, subject in each case to the terms and conditions set forth therein. The number of directors that Prentice Capital Management may designate is subject to certain conditions set forth in the Investors' Rights Agreement.


     Pursuant to the Investors' Rights Agreement, Prentice Capital Management agreed that, for a period of two and one half years after the Closing Date, Prentice Capital Management, and, to the extent acting on its behalf, its representatives, will not directly or indirectly, (a) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any shares of any class of securities of the Company, subject to certain exceptions set forth in the Investors' Rights Agreement; (b) nominate directors, propose candidates for directorship, or vote for the election or removal of directors, if the purpose or effect of such action would be to cause independent directors not to constitute a majority of the members of the Board of Directors of the Company or otherwise to cause the Company not to be in compliance with the corporate governance rules of the New York Stock Exchange; or (z) without the prior written consent of D. E. Shaw Laminar Portfolios, L.L.C., permit the Prentice Parties or any of their respective affiliates to, in any manner, acquire, agree to acquire or make any proposal to acquire, directly or indirectly, Shares of Common Stock if, after giving effect thereto, the Prentice Parties or any of their respective affiliates would have beneficial ownership in excess of an aggregate of 40% of the outstanding Shares of Common Stock, subject to certain exceptions set forth in the Investors' Rights Agreement.

                                  SCHEDULE 13D

---------------------------------                        ----------------------
CUSIP NO.  782233100                                     PAGE 7 OF 10 PAGES
---------------------------------                        ----------------------


     The foregoing descriptions of the Purchase Agreement and the Investors' Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference in response to this Item 4 and which have been filed as exhibits to this Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Prentice Capital Management may be deemed to beneficially own, in the aggregate, 4,399,733 Shares, representing approximately 21.1% of the Company's outstanding Common Stock (based upon the 20,835,372 Shares stated to be outstanding by the Company as of July 31, 2006, in the Company's Form 10-Q for the period ending on June 30, 2006, filed with the Securities and Exchange Commission on August 9, 2006). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 4,399,733 Shares representing approximately 21.1% of the Company's outstanding Common Stock.

     (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to the 4,399,733 Shares reported in this Schedule 13D.

     (c) Except as described herein, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

     (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds and entities.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     As described in Item 4 above, the Prentice Parties agreed to purchase Shares pursuant to an Amended and Restated Purchase Agreement with the Company as of August 9, 2006, which is attached hereto as Exhibit B.

     As described in Item 4 above, the Prentice Parties entered into an Investors' Rights Agreement dated August 9, 2006, which is attached hereto as Exhibit C.

                                  SCHEDULE 13D

---------------------------------                        ----------------------
CUSIP NO.  782233100                                     PAGE 8 OF 10 PAGES
---------------------------------                        ----------------------


     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - The Joint Filing Agreement dated August 14, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B - Amended and Restated Share Purchase Agreement dated as of August 10, 2006 by and among The Russell Berrie Foundation, a New Jersey Nonprofit Corporation, and the Prentice Parties.

Exhibit C - Investors' Rights Agreement dated as of August 10, 2006, by and among Russ Berrie and Company, Inc., a New Jersey corporation, the Prentice Parties and D. E. Shaw Laminar Portfolios, L.L.C.

                                  SCHEDULE 13D

---------------------------------                        ----------------------
CUSIP NO.  782233100                                     PAGE 9 OF 10 PAGES
---------------------------------                        ----------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
    ------------------------------
    Name:  Michael Weiss
    Title: Chief Financial Officer

MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
----------------------------------
    Michael Zimmerman

                                  SCHEDULE 13D

---------------------------------                        ----------------------
CUSIP NO.  782233100                                     PAGE 10 OF 10 PAGES
---------------------------------                        ----------------------


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, stated value $0.10 per share, of Russ Berrie Company, Inc., a New Jersey corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 14, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
   -------------------------------
   Name:  Michael Weiss
   Title: Chief Financial Officer

MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
----------------------------------
    Michael Zimmerman